FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 6, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Half-year financial report - First half 2009 results

Continued focus on cost cutting and customer retention, revised 2009 guidance

Budapest — August 6, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first half of 2009, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 4.5% to HUF 320.5 bn (EUR 1,104.2 m) in the first six months of 2009 over the same period in 2008. The revenue decline mainly reflects the reversal of provisions related to fixed to mobile traffic revenues booked in the amount of HUF 8.5bn in the second quarter of 2008. Excluding the provision reversal, revenues were down by 2.1% driven by lower voice and fixed line internet revenues in Hungary. These declines were partly offset by the revenue growth at the international subsidiaries driven by the translation impact of the weakening forint , as well as by growth in mobile internet, SI/IT, data and TV revenues.

•                  EBITDA declined by 9.2% to HUF 131.1 bn, with an EBITDA margin of 40.9% in the first half of 2009. Underlying EBITDA, which is EBITDA excluding investigation-related costs (HUF 3.6 bn in H1 2009 against HUF 3.4 bn in H1 2008), as well as severance payments and accruals (HUF 1.0 bn in H1 2009 against HUF 2.1 bn in H1 2008) decreased by 9.5% to HUF 135.7 bn with an underlying EBITDA margin of 42.3%. Again, excluding the reversal of provisions in the amount of HUF 8.5 bn related to fixed to mobile traffic revenues booked in 2008, EBITDA was down by 4.0% in H1 2009 compared to the same period in 2008. EBITDA was helped by a one-time gain of HUF 1.4 bn realized on the IKO-Telekom Media Holding transaction closed in the second quarter this year.

•                  Profit attributable to equity holders of the company (net income) decreased by 16.8%, from HUF 53.7 bn (EUR 211.5 m) to HUF 44.7 bn (EUR 153.9 m). In addition to lower EBITDA, the decline was also due to higher net financial expenses partly offset by lower depreciation and amortization expenses as well as lower income tax in the first six months of 2009. Net financial expenses increased due to the higher interest rates on our loan portfolio, although the foreign exchange losses in the first quarter this year were offset by a similar amount of gain in the second quarter. Depreciation expenses decreased due to the extension of the useful life of a number of assets during 2008. Income taxes were down as a result of the new Macedonian tax regime, under which no current and deferred taxes can be accounted until the dividend has been paid out of net income.

•                  Net cash generated from operating activities decreased from HUF 102.6 bn to HUF 89.0 bn. The lower EBITDA, higher interest charges and increased working capital requirements were partly offset by the lower level of income tax paid.

•                  Investments in tangible and intangible assets (CAPEX) increased by HUF 10.5 bn to HUF 49.2 bn in H1 2009 mainly driven by the increase in satellite TV subscriptions and the fibre network rollout. Of the total CAPEX, HUF 15.0 bn is related to the Consumer Services Business Unit, HUF 1.6 bn to the Business Services Business Unit, HUF 0.7 bn to Group Headquarters, HUF 25.3 bn to the Technology

Business Unit, while in Macedonia and Montenegro the CAPEX spending was HUF 5.0 bn and HUF 1.4 bn, respectively.

•                  Net debt increased from HUF 289.5 bn to HUF 311.9 bn by the end of June 2009 compared to the end of June 2008 level. The net debt ratio (net debt to net debt plus total equity) was 35.4% at the end of June 2009.

Christopher Mattheisen, Chairman and CEO commented: “During the second quarter of this year we saw an increase of the impact of the worsening economic environment on all business units of Magyar Telekom. Customers rationalized their telecom spending through more conscious usage of our services which resulted in lower than expected minutes of use and increased churn levels. To offset these trends, we have launched several additional measures to reduce costs in all business areas by renegotiating supplier contracts and reducing operating costs and are increasingly focusing on our initiatives to improve customer retention and to increase revenues from new services.

These strategic initiatives have already shown encouraging signs in the first half of this year with the number of TV subscriptions and xPlay customers growing well above expectations. Also the SI/IT revenues show a growing trend despite the slow-down in the IT industry. While these results underline that our strategy shows the right direction, it can not fully compensate for the significant deterioration in the economic environment.

For the second half of 2009 we expect competition to remain intense and the external environment will continue to be very challenging. The austerity package introduced by the government in July 2009 puts further pressure on households’ purchasing power in Hungary. Thus we expect further erosion of traditional voice revenues through lower usage and high churn levels. This will put significant pressure on our EBITDA, which our growing non-traditional businesses and several waves of cost cutting measures can only partially offset in the short term. Although exchange rates positively influenced EBITDA in the first quarter, the stronger than planned forint since May might limit the EBITDA contribution of our international subsidiaries in the second half of the year.

Based on the first half results and taking into account the unfavorable economic environment foreseen for the second half of the year, Magyar Telekom now expects a revenue decline of approximately 2% and an underlying EBITDA decline of up to 5% for the full year compared to a 2008 level which excludes the reversal of the provision related to fixed-to-mobile interconnection fees. Regarding our CAPEX plan, we decided to somewhat reduce our fiber investments this year to compensate for the increased sales of satellite TV equipments, which are exceeding our expectations. Thus our full year CAPEX guidance, which is a flat nominal amount compared to the 2008 level, remains unchanged (1).”

Q2 2009 results analyis

Group

•                  Revenues declined by 6.9% in Q2 2009 compared to the same quarter in 2008. The decline was mostly driven by the reversal of provisions related to fixed to mobile traffic revenues booked in the amount of HUF 8.5bn last year. Excluding this amount, revenues were down by 2.1% quarter-on-quarter. The economic downturn and the tough competition, especially in the wireline segment, caused voice and fixed line internet revenues to decline, which the increasing TV, mobile broadband and SI/IT services could not offset.

•                  EBITDA was down by 11.8%, while excluding the special influences and the reversal of provisions, the decline was 2.4% in the second quarter of this year. The EBITDA decline was a direct result of the lower revenues and the increased costs related to the new services, partly counterbalanced by our cost cutting measures. EBITDA was also helped by a HUF 1.4 bn gain on the IKO-Telekom Media Holding transaction closed in the second quarter this year and accounted at the ABCD Business Unit.

Consumer Services Business Unit (CBU)

Revenues before intersegment elimination fell by 7.6% to HUF 80.6 bn and EBITDA declined by 14.2% to HUF 45.6 bn in Q2 2009 compared to the same period last year. Excluding the HUF 3.1 bn reversal of

(1) The comparable figures for 2008 are: HUF 664.5 bn revenues, HUF 273.7 bn EBITDA and HUF 103.6 bn CAPEX.

provisions related to fixed to mobile traffic revenues booked last year, revenues were down by 4.2%, EBITDA declined by 8.8% and EBITDA margin declined from 59.4% to 56.6% in the second quarter of 2009. The margin decline was mainly driven by the changing revenue mix, increased mobile acquisition costs and the fixed cost related to the satellite TV service. CAPEX increased significantly to HUF 7.1 bn in the second quarter due to the high number of satellite TV and IPTV sales.

•                  Fixed line revenues declined by 13.8% in Q2 2009. In addition to provision reversal, the decline was driven by decreasing voice revenues with increasing mobile substitution causing a continuous reduction in our customer base, traffic volume and average tariff levels. Internet revenues also decreased, reflecting the declining prices and the increasing migration towards more favourably priced packages, although the number of broadband customers increased, and ADSL sales in particular showed a new impetus. Demand for our TV products remained strong. The number of total TV customers was close to 546,000 by the end of June with growth mostly driven by the newly launched satellite TV service, while demand for IPTV also strengthened.

•                  Mobile revenues recorded a decline of 2.8% to HUF 47.5 bn in the second quarter, as both usage and tariff levels showed a negative trend, while year-on-year customer growth slowed significantly. Mobile penetration in Hungary and T-Mobile’s customer base decreased further compared to the end-2008 level, mainly due to the increased churn of inactive customers and the cancellation of double and triple SIM cards. However, T-Mobile was able to increase its market share to 44.2% of total SIM cards by end-June 2009. Despite the continued rise in non-voice service revenues, ARPU showed a 5.9% decrease year-on-year due to the declining tariff levels and regulatory impacts. Wholesale voice revenues declined further due to the annual cut in mobile termination rates effective from January 2009, while equipment sales revenues stabilized in the second quarter driven by the increased handset subsidies.

Business Services Business Unit (BBU)

Revenues before intersegment elimination were down by 11.3% to HUF 41.6 bn while EBITDA decreased by 26.8% to HUF 19.8 bn in Q2 2009. Excluding the HUF 5.4 bn reversal of provisions related to fixed to mobile traffic revenues booked last year, revenues were flat, EBITDA declined by 8.6% and the EBITDA margin declined from 52.0% to 47.4% in the second quarter of 2009. The decline in the EBITDA margin was driven by the change in revenue mix with an increasing portion of revenues coming from the lower margin SI/IT services while higher-margin traditional revenues continue to decline.

•                  Fixed line revenues were down by 34.0% mainly as a result of the reversal of provisions last year. In addition, mobile substitution and the economic recession put pressure on voice revenues. Headcount reduction, rationalization and cost cutting initiatives at our key corporate clients had a direct impact on their telecommunications spending.

•                  Mobile revenues decreased by 6.0%. The above-mentioned recessionary impacts had a similar impact on the mobile spending of our corporate clients, thus churn and decline of average tariff levels remained high in the second quarter of this year. Although non-voice revenues are rapidly increasing (23.0% of corporate client ARPU) thanks to the increasing usage of mobile broadband, ARPU was still down by 17.4% in the first six months of this year compared to the same period last year.

•                  SI/IT revenues were up by 20.5% in the second quarter of 2009 driven by higher infrastructure revenues at KFKI.

Macedonia

In Macedonia, revenues were up by 12.5% thanks to the weakening of the Hungarian forint against the Macedonian Denar (the forint weakened on average by 15.6% to the Denar in the second quarter). EBITDA increased by 42.9% mainly driven by the HUF 1.7 bn headcount-reduction related severance expenses created in the second quarter of 2008 and the favourable foreign exchange impact. In local currencies, revenues were down by 2.7%, and EBITDA, also excluding the severance expenses, was up by 3.6%. EBITDA margin in the second quarter of 2009 was 57.7%.

•                  Fixed line revenues declined by 11.3% in local currency, driven by increasing competition from alternative and mobile operators. The intense competitive pressure coupled with the unfavorable economic environment resulted in an increased annual churn rate and further decline in outgoing traffic.

Growth in internet and IPTV customers partly offset the voice revenue decline, while the introduction of double and triple play packages should help minimise churn going forward.

•                  Mobile revenues were up by 3.7% in local currencies thanks to strong growth in the customer base and the improving customer mix. These were able to offset the strong decline in ARPU, which resulted from continuous tariff decreases following the entrance of the third mobile operator in 2007. Non-voice revenues are also strongly increasing, which will gain further impetus with the launch of 3G services in June this year.

Montenegro

Revenues of the Montenegrin subsidiary were up by 8.7% in the second quarter with EBITDA up by 2.7%. However, excluding the strong FX impact (the forint weakened by 15.8% to the euro on average in the second quarter of 2009 against the same quarter in 2008), revenues declined by 6.1% and EBITDA was down by 11.4%. EBITDA margin decreased from 35.8% in the second quarter of last year to 33.8% in Q2 2009 mainly driven by higher wages since June 2008 and increased handset subsidies.

•                  Fixed line revenues declined by 2.5% in local currency terms in Q2 2009 due to lower voice retail and wholesale revenues, partly offset by increasing internet and TV revenues. The decrease in voice retail revenues was driven by the high mobile substitution, which accelerated following the entrance of the third mobile operator into the Montenegrin mobile market. The decline in wholesale traffic revenues was mainly driven by significantly lower transit traffic from a mobile competitor since it rerouted its Serbian traffic in April 2008 to its own network. Internet revenues, however, showed a steep increase thanks to the growing number of ADSL and IPTV customers.

•                  Mobile revenues were down by 9.9% in local currency terms in Q2 2009. The strong growth in the customer base could not offset the decline in tariff levels and usage driven by the market entry of the third mobile operator in 2007. In addition, the economic downturn had a negative impact on tourism, putting strong pressure on visitor revenues.

Technology Business Unit (TBU)

Revenues were broadly flat at HUF 2.7 bn and EBITDA increased by 6.3% to HUF -11.3 bn. Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management. Network and IT related investments are also generated by TBU. CAPEX increased by 5.3% to HUF 16.6 bn in Q2 2009, mainly driven by the rollout of the fibre optic network and upgrade of the cable network.

Group Headquarters

Revenues before intersegment elimination were down by 12.3% to HUF 33.3 bn. The revenue decline is mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 15% cut in mobile termination rates since the beginning of this year. EBITDA increased to HUF -4.2 bn driven by savings in the employee-related expenses. Investigation-related expenses were flat this quarter (HUF 1.9 bn both in Q2 2009 and in Q2 2008).

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including FCPA or internal Company policy. The Company’s Audit Committee also informed the DOJ and the SEC and the HSFA of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR

6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro.  The Hungarian National Bureau of Investigation (NBI) has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law.  The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ’s concern that such dissemination could interfere with the DOJ’s investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees.  According to that public information, these individuals are alleged to have committed an act of “abuse of office and authorizations” in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other.  Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 1.9 bn expenses relating to the investigation in the second quarter of 2009, which are included in other operating expenses of Group Headquarters.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a full range of telecommunications and ICT services including traditional fixed line and mobile telephony, data transmission, non-voice, SI/IT services. Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom also has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of June 30, 2009 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. Treasury shares amount to 0.14% of issued capital, while the remaining 40.65% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q2 2009 results please visit our website

(www.telekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Balance Sheets - IFRS

(HUF million)

	Dec 31, 2008	Jun 30, 2009	% change
	(Audited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	66,680	51,684	(22.5)%
Trade and other receivables	101,895	108,541	6.5%
Other current financial assets	68,498	71,585	4.5%
Current income tax receivable	2,676	2,278	(14.9)%
Inventories	13,291	11,785	(11.3)%
Non current assests held for sale	1,775	2,762	55.6%

Total current assets	254,815	248,635	(2.4)%

Non current assets

Property, plant and equipment - net	543,689	548,866	1.0%
Intangible assets - net	337,692	336,694	(0.3)%
Investments in associates and joint ventures	4,136	154	(96.3)%
Deferred tax assets	1,590	1,480	(6.9)%
Other non current financial assets	26,094	26,790	2.7%
Other non current assets	840	849	1.1%

Total non current assets	914,041	914,833	0.1%

Total assets	1,168,856	1,163,468	(0.5)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	96,331	97,358	1.1%
Other financial liabilities	36,623	41,480	13.3%
Trade payables	92,340	71,122	(23.0)%
Current income tax payable	1,697	1,670	(1.6)%
Provisions	17,235	12,059	(30.0)%
Other current liabilities	37,210	38,861	4.4%

Total current liabilities	281,436	262,550	(6.7)%

Non current liabilities

Financial liabilities to related parties	243,097	276,583	13.8%
Other financial liabilities	22,910	30,389	32.6%
Deferred tax liabilities	11,071	15,583	40.8%
Provisions	9,417	7,862	(16.5)%
Other non current liabilities	583	958	64.3%

Total non current liabilities	287,078	331,375	15.4%

Total liabilities	568,514	593,925	4.5%

EQUITY

Shareholders’ equity
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Cumulative translation adjustment	5,787	9,785	69.1%
Retained earnings	401,001	368,635	(8.1)%
Total shareholders’ equity	537,263	508,895	(5.3)%
Minority interests	63,079	60,648	(3.9)%
Total equity	600,342	569,543	(5.1)%

Total liabilities and equity	1,168,856	1,163,468	(0.5)%

MAGYAR TELEKOM

Consolidated Income Statements - IFRS

(HUF million)

	6 months ended June 30,		%
	2008	2009	change
	(Unaudited)	(Unaudited)

Revenues

Voice - retail	81,210	66,824	(17.7)%
Voice - wholesale	10,889	10,141	(6.9)%
Internet	30,282	28,162	(7.0)%
Data	14,508	15,932	9.8%
TV	9,451	11,127	17.7%
Equipment	2,999	2,447	(18.4)%
Other fixed line revenues	6,458	5,079	(21.4)%

Fixed line revenues	155,797	139,712	(10.3)%

Voice - retail	97,154	96,405	(0.8)%
Voice - wholesale	22,594	20,677	(8.5)%
Visitor	2,357	2,251	(4.5)%
Non-voice	24,096	26,533	10.1%
Equipment and activation	9,403	8,850	(5.9)%
Other mobile revenues	4,316	4,156	(3.7)%

Mobile revenues	159,920	158,872	(0.7)%

System Integration/Information Technology revenues	20,039	21,920	9.4%

Total revenues	335,756	320,504	(4.5)%

Voice-, data- and Internet-related payments	(38,557)	(35,239)	(8.6)%
Cost of equipment	(18,419)	(17,664)	(4.1)%
Payments to agents and other subcontractors	(21,128)	(23,360)	10.6%
Total expenses directly related to revenues	(78,104)	(76,263)	(2.4)%
Employee-related expenses	(48,531)	(48,242)	(0.6)%
Depreciation and amortization	(55,637)	(50,961)	(8.4)%
Other operating expenses - net	(64,783)	(64,905)	0.2%

Total operating expenses	(247,055)	(240,371)	(2.7)%

Operating profit	88,701	80,133	(9.7)%

Net financial expenses	(12,461)	(15,262)	22.5%

Share of associates’ profits	545	(141)	n.m.

Profit before income tax	76,785	64,730	(15.7)%

Income tax	(16,885)	(11,430)	(32.3)%

Profit for the period	59,900	53,300	(11.0)%

Attributable to:
Equity holders of the Company (Net income)	53,669	44,672	(16.8)%
Minority interests	6,231	8,628	38.5%
	59,900	53,300	(11.0)%

MAGYAR TELEKOM

Consolidated Cashflow Statements - IFRS

(HUF million)

	6 months ended June 30,		%
	2008	2009	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Profit for the year	59,900	53,300	(11.0)%
Depreciation and amortization	55,637	50,961	(8.4)%
Income tax expense	16,885	11,430	(32.3)%
Net finance expenses	12,461	15,262	22.5%
Share of associates’ and joint ventures’ profits	(545)	141	n.m.
Change in assets carried as working capital	1,720	(5,896)	n.m.
Change in liabilities carried as working capital	(17,505)	(14,436)	(17.5)%
Income tax paid	(9,012)	(6,601)	(26.8)%
Dividend received	121	2,150	1,676.9%
Interest and other financial charges paid	(13,754)	(19,123)	39.0%
Interest received	2,846	4,577	60.8%
Other cashflows from operations	(6,128)	(2,757)	(55.0)%

Net cash generated from operating activities	102,626	89,008	(13.3)%

Cashflows from investing activities

Investments in tangible and intangible assets	(38,732)	(49,194)	27.0%
Adjustments to cash purchases	(17,059)	(10,226)	(40.1)%
Purchase of subsidiaries and business units	0	(300)	n.a.
Proceeds from / (Payments for) other financial assets - net	8,497	(874)	n.m.
Proceeds from disposal of subsidiaries	1,270	0	(100.0)%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	2,690	707	(73.7)%

Net cash used in investing activities	(43,334)	(59,887)	38.2%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(77,049)	(90,419)	17.4%
Net proceeds from loans and other borrowings	35,908	45,497	26.7%

Net cash used in financing activities	(41,141)	(44,922)	9.2%

Exchange gains / (losses) on cash and cash equivalents	(3,156)	805	n.m.

Change in cash and cash equivalents	14,995	(14,996)	n.m.

Cash and cash equivalents, beginning of period	47,666	66,680	39.9%

Cash and cash equivalents, end of period	62,661	51,684	(17.5)%

Change in cash and cash equivalents	14,995	(14,996)	n.m.

MAGYAR TELEKOM PLC.

Condensed Balance Sheets - HAR

(HUF million)

		Dec 31, 2008	Jun 30, 2009	% change
		(Audited)	(Unaudited)

ASSETS

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		827,970	831,621	0.4%

I.	Intangible assets	212,582	203,937	(4.1)%

II.	Tangible assets	421,738	428,971	1.7%

III.	Financial investments	193,650	198,713	2.6%

B. CURRENT ASSETS		108,069	115,093	6.5%

I.	Inventories	8,267	6,053	(26.8)%

II.	Receivables	61,995	84,308	36.0%

III.	Securities	1,179	1,179	0.0%

IV.	Liquid assets	36,628	23,553	(35.7)%

C. PREPAYMENTS		29,213	32,540	11.4%

TOTAL ASSETS		965,252	979,254	1.5%

LIABILITIES AND SHAREHOLDER’S EQUITY

D. SHAREHOLDER’S EQUITY		358,437	420,152	17.2%

I.	Common stock	104,275	104,275	0.0%

II.	Unpaid share capital (-)	0	0	n.a.

III.	Capital reserves	58,289	58,289	0.0%

IV.	Retained earnings	172,244	193,817	12.5%

V.	Restricted reserves	2,056	2,056	0.0%

VI.	Valuation reserves	0	0	n.a.

VII.	Net income	21,573	61,715	186.1%

E. PROVISIONS		20,082	16,941	(15.6)%

F. LIABILITIES		536,772	492,398	(8.3)%

I.	Subordinated liabilities	0	0	n.a.

II.	Non current liabilities	262,481	303,486	15.6%

III.	Liabilities	274,291	188,912	(31.1)%

G. ACCRUED EXPENSES		49,961	49,763	(0.4)%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY		965,252	979,254	1.5%

MAGYAR TELEKOM PLC.

Condensed Income Statement - HAR

(HUF million)

		6 months ended June 30,		%
		2008	2009	change
		(Unaudited)	(Unaudited)

I.	Sales revenues	246,343	232,452	(5.6)%

II.	Own work capitalized	9,633	11,395	18.3%

III.	Other revenues	17,751	8,944	(49.6)%

IV.	Material-type expenses	119,066	117,964	(0.9)%

V.	Payroll and related expenses	39,509	37,568	(4.9)%

VI.	Depreciation	47,944	40,989	(14.5)%

VII.	Other expenses	12,789	11,349	(11.3)%

A. PROFIT FROM OPERATING ACTIVITIES		54,419	44,921	(17.5)%

VIII.	Revenues from financial transactions	15,259	39,911	161.6%

IX.	Expenses from financial transactions	24,435	20,383	(16.6)%

B. FINANCIAL RESULTS		(9,176)	19,528	n.m.

C. PROFIT FROM ORDINARY ACTIVITIES		45,243	64,449	42.5%

X.	Extraordinary revenues	5,023	1,769	(64.8)%

XI.	Extraordinary expenses	7,948	3,095	(61.1)%

D. PROFIT FROM EXTRAORDINARY ACTIVITIES		(2,925)	(1,326)	(54.7)%

E. PROFIT BEFORE TAXES		42,318	63,123	49.2%

XII.	Corporate income tax	1,945	1,408	(27.6)%

F. PROFIT AFTER TAX		40,373	61,715	52.9%

G. BALANCE SHEET NET INCOME		40,373	61,715	52.9%

Summary of key operating statistics

GROUP	Jun 30, 2008	Jun 30, 2009	% change

EBITDA margin	43.0%	40.9%	n.a.
Operating margin	26.4%	25.0%	n.a.
Net income margin	16.0%	13.9%	n.a.
CAPEX to Sales	11.5%	15.3%	n.a.
ROA	9.5%	7.7%	n.a.
ROE	21.6%	17.1%	n.a.
Net debt	289,482	311,882	7.7%
Net debt / net debt + total capital	34.6%	35.4%	n.a.
Number of employees (closing full equivalent)	10,559	10,809	2.4%

Consumer Business Unit	Jun 30, 2008	Jun 30, 2009	% change

Fixed line operations

Voice services
Total voice access (1)	1,993,518	1,834,759	(8.0)%
Payphone	18,081	15,514	(14.2)%
Total outgoing traffic (thousand minutes)	1,862,082	1,634,194	(12.2)%
Blended MOU (outgoing)	154	161	4.5%
Blended ARPA (HUF)	3,640	3,615	(0.7)%

Data products
Retail DSL market share (estimated) (2)	54%	56%	n.a.
Cable broadband market share (estimated) (2)	17%	17%	n.a.
Number of retail DSL customers	399,153	422,429	5.8%
Number of cable broadband customers	114,711	141,193	23.1%
Number of fiber optic connections	0	880	n.a.
Total retail broadband customers	513,864	564,502	9.9%
Blended broadband ARPU (HUF)	5,256	4,570	(13.1)%

TV services
Number of cable TV customers	418,102	414,002	(1.0)%
Number of satellite TV customers	0	87,748	n.a.
Number of IPTV customers	15,569	44,031	182.8%
Total TV customers	433,671	545,781	25.9%
Blended TV ARPU (HUF)	3,549	3,363	(5.2)%

Mobile operations

Mobile penetration (2)	114.9%	118.6%	n.a.
Mobile SIM market share (2)	44.0%	44.2%	n.a.
Number of customers (RPC)	4,430,275	4,505,690	1.7%
Postpaid share in the RPC base	28.1%	30.9%	n.a.
MOU	127	125	(1.6)%
ARPU (HUF)	3,397	3,195	(5.9)%
Postpaid	7,348	6,619	(9.9)%
Prepaid	1,867	1,693	(9.3)%
Overall churn rate	16.5%	27.0%	n.a.
Postpaid	10.5%	16.4%	n.a.
Prepaid	18.9%	31.6%	n.a.
Ratio of non-voice revenues in ARPU	14.3%	16.2%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	4,251	7,974	87.6%
Number of mobile broadband subscriptions	n.a.	220,796	n.a.
Mobile broadband market share (2)	n.a.	49.0%	n.a.
Population-based indoor 3G coverage (2)	n.a.	62.5%	n.a.

Business Services Business Unit	Jun 30, 2008	Jun 30, 2009	% change

Fixed line operations

Voice services
Business	114,059	104,362	(8.5)%
Managed leased lines (Flex-Com connections)	6,585	5,336	(19.0)%
ISDN channels	292,872	280,842	(4.1)%
Total lines	413,516	390,540	(5.6)%
Total outgoing traffic (thousand minutes)	429,457	348,171	(18.9)%
MOU (outgoing)	203	185	(8.9)%
ARPU (HUF)	5,488	5,297	(3.5)%

Data products
Number of leased line Internet subscribers	609	571	(6.2)%
Number of retail DSL customers	31,052	31,966	2.9%
Number of wholesale DSL access	196,372	179,748	(8.5)%
Number of total DSL access	227,424	211,714	(6.9)%
Retail DSL ARPU (HUF)	13,828	13,175	(4.7)%

Mobile operations

Number of customers (RPC)	651,349	750,221	15.2%
Overall churn rate	6.1%	8.0%	n.a.
MOU	329	340	3.3%
ARPU (HUF)	7,915	6,537	(17.4)%
Number of mobile broadband subscriptions	n.a.	90,854	n.a.
Ratio of non-voice revenues in ARPU	19.4%	23.0%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,922	8,234	3.9%

Macedonia	Jun 30, 2008	Jun 30, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	22.1%	19.5%	n.a.
Total voice access	454,941	391,821	(13.9)%
Payphone	1,691	1,634	(3.4)%
Total outgoing traffic (thousand minutes)	669,594	511,840	(23.6)%

Data and TV services
Retail DSL market share (estimated)	81%	81%	n.a.
Number of retail DSL customers	62,810	94,401	50.3%
Number of wholesale DSL access	14,346	18,973	32.3%
Number of total DSL access	77,156	113,374	46.9%
Number of dial-up customers	9,895	3,143	(68.2)%
Number of leased line customers	176	196	11.4%
Number of IPTV customers	0	5,449	n.a.

Mobile operations

Mobile penetration	100.4%	112.3%	n.a.
Market share of T-Mobile Macedonia	59.5%	58.7%	n.a.
Number of customers (RPC)	1,251,018	1,387,183	10.9%
Postpaid share in the RPC base	25.7%	28.9%	n.a.
MOU	90	93	3.3%
ARPU (HUF)	2,602	2,688	3.3%

Montenegro	Jun 30, 2008	Jun 30, 2009	% change

Fixed line operations

Voice services
Fixed line penetration	28.3%	26.3%	n.a.
Total voice access	182,175	176,364	(3.2)%
Total outgoing traffic (thousand minutes)	298,069	223,390	(25.1)%

Data and TV services
Number of retail DSL customers	27,509	45,829	66.6%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	27,509	45,829	66.6%
Number of dial-up customers	22,089	10,661	(51.7)%
Number of leased line customers	160	188	17.5%
Number of IPTV customers	11,087	22,013	98.5%

Mobile operations

Mobile penetration (3)	197.7%	186.1%	n.a.
Market share of T-Mobile Crna Gora (3)	32.2%	34.4%	n.a.
Number of customers (RPC)	417,558	562,281	34.7%
Postpaid share in the RPC base	18.8%	16.5%	n.a.
MOU	105	88	(16.2)%
ARPU (HUF)	2,825	2,494	(11.7)%

(1) Including VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

Half-year financial report -

Analysis of the Financial Statements

for the six months ended June 30, 2009

Exchange rate information

The Euro strengthened by 14.9% against the Hungarian Forint year on year (from 237.03 HUF/EUR on June 30, 2008 to 272.43 HUF/EUR on June 30, 2009). The average HUF/EUR rate increased from 253.71 in the first half of 2008 to 290.25 in the same period of 2009.

The U.S. Dollar appreciated by 29.1% against the Hungarian Forint year on year (from 149.76 HUF/USD on June 30, 2008 to 193.27 HUF/USD on June 30, 2009).

The Hungarian Forint weakened year over year by 14.0% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a great extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PwC identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”), the U.S. Securities and Exchange Commission (“SEC”) and the Hungarian Supervisory Financial Authority (“HSFA”) of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments. In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts and certain related issues identified by the independent investigators.

In 2007, the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro. The Hungarian National Bureau of Investigation (“NBI”) has informed us that it closed its investigation of the Montenegrin contracts as of May 20, 2008 without identifying any criminal activity.

On March 28, 2009, the NBI informed the Company that, based on a report received by it, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested from the Company materials and information relating to such payments. The Company is cooperating with the ongoing NBI investigation.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law. The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, and the ongoing NBI investigation, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

By letter dated February 27, 2009 addressed to counsel to the Audit Committee, the DOJ requested that the Audit Committee pursue all reasonable avenues of investigation prior to completing and issuing a final report of the internal investigation, including investigation into matters recently identified to counsel for the Audit Committee by the DOJ. The DOJ recognized that a delay in the completion of the report may result from investigation into these matters. The DOJ also requested that the Audit Committee refrain from disseminating any such final report until further notice from the DOJ because of the DOJ’s concern that such dissemination could interfere with the DOJ’s investigation. The Company, its Board of Directors, and its Audit Committee continue to support the internal investigation and the continuing cooperation with and assistance to the Governmental investigations, as being in the best interests of the Company and its shareholders. In its February 27 letter, the DOJ stated that the internal investigation has been of assistance to the DOJ and that such assistance will be taken into account in determining the appropriate disposition of this matter by the DOJ, if any.

According to an extract of a press conference published on the official web site of the Macedonian Ministry of Interior on December 10, 2008, the Organized Crime Department of the Ministry submitted files to the Basic Public Prosecution Office of Organized Crime and Corruption in Macedonia, with a proposal to bring criminal charges against four individuals, including three former Magyar Telekom Group employees. According to that public information, these individuals are alleged to have committed an act of “abuse of office and authorizations” in their position in Makedonski Telekom by concluding five consultancy contracts with Chaptex Holdings Ltd in the period 2005-2006 for which there was allegedly no intention nor need for any services in return.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. We cannot predict what impact, if any, these investigations will have on each other.  Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 3.6 bn expenses relating to the investigation in the first half of 2009, which are included in other operating expenses of Group Headquarters.

Lawsuit by minority shareholders

As previously disclosed, on May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends to our shareholders, be rendered ineffective. We paid dividends to our shareholders as approved by the AGM on April 25, 2008. The Metropolitan Court acting as Court of Registry entered the changes resolved by the AGM into the company register.

On May 13, 2009, the first instance Court rendered the resolutions (except for one procedural resolution) passed by the AGM on April 25, 2008 ineffective.

The law firm representing Magyar Telekom submitted an appeal against the first instance ruling. However, it appears that the appeal was filed after the deadline. Therefore, we expect the Court to declare its first instance decision dated May 13, 2009 to be final and enforceable. In such case, we will comply with the decision by passing confirmatory shareholders’ resolutions with respect to those resolutions that continue to be of relevance. Such resolutions are: (i) by-laws of the Supervisory Board (ii) financial statements (iii) Corporate Governance Report for 2007 (iv) election of the member of the Supervisory Board still in office (v) relief from liability of the members of the Board of Directors.

We cannot fully exclude that the Company will be required to take other time-consuming and/or expensive corrective actions. Also, we cannot exclude that the matter would have other unforeseen detrimental effects on the Company.

New segmental reporting

The Group adopted IFRS 8 in 2009, which resulted in a significant restructuring of the Group’s segment disclosure. The Group restructured the way chief operating decision makers decide on allocation of resources in 2008, which is different from the reportable segments of the Group as per IAS 14. In the new structure, concluded during 2008, in Hungary the primary focus is on the customer segmentation (consumer / business) rather than on the technology serving the customers (fixed line / mobile).

The new structure in Hungary is as follows:

•             The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

•             The Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

•             The Group Headquarters (“HQ”) is responsible for wholesale services and performs strategic and cross-divisional management and support functions.

•             The Technology Business Unit (“TBU”) is responsible for the operations and development of both the mobile and fixed network as well as IT management.

•             An Alternative Businesses and Corporate Development Business Unit (“ABCD”) has been established comprising content, media and other non-access services; it is also responsible for new business development and the coordination of innovative activities. ABCD is not reported as a segment due to its relatively small size compared to the other reportable segments of the Group.

Foreign operations

The integration of fixed and mobile services has also started in both Macedonia and Montenegro. Less emphasis is put on the segregation by technology, therefore the Group’s activities in Macedonia and Montenegro are reported on a country basis.

In addition to the segments described above, there are a few small foreign subsidiaries not belonging to any reportable segment and not reported separately due to their small size.

Publication of figures according to Hungarian Accounting Regulation

In addition to our regular quarterly reporting under IFRS, this 2Q09 quarterly report also includes the results of Magyar Telekom Plc. stand-alone (unconsolidated) under Hungarian Accounting Regulation. This new disclosure is included due to a new reporting requirement regulated in the Finance Ministry Decree 24/2008 (VIII.15.) and has not been presented before in our quarterly flash reports.

We concentrate our analysis on the consolidated IFRS figures and our business segments, since these figures can be compared to reports of other publicly traded companies and our management also uses these figures for monitoring purposes. The main drivers for the stand-alone HAR results are the same that we describe in our IFRS analysis about the parent company.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 17.7% in the first six months of 2009 compared to the same period last year, mainly driven by lower domestic outgoing traffic revenues and lower subscription fee revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary, but also abroad. However, the significant weakening of HUF against MKD and EUR positively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in the first half of 2009 compared to the same period last year mainly as a consequence of lower fixed to mobile (“F2M”)

revenues in Hungary due to the reversal of HUF 8.5 bn provision booked on F2M termination fees in June 2008. In addition, the continuous decline in the number of revenue producing PSTN lines and lower traffic due to strong competition and mobile substitution led to lower domestic outgoing traffic revenues. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages. The proportion of flat-rate packages was 29.3% within the total customer base of Magyar Telekom Plc. at June 30, 2009. Domestic outgoing traffic revenues in local currencies decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were somewhat mitigated by the favorable foreign exchange rate effect.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at Makedonski Telekom.

Value added and other services revenues showed a decrease in the first six months of 2009 as compared to the same period last year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc.

Fixed line voice-wholesale revenues decreased by 6.9% in the first half of 2009 compared to the same period in 2008 driven by lower international incoming traffic revenues.

Domestic incoming fixed line traffic revenues slightly increased for the six months ended June 30, 2009 compared to the same period in 2008. Higher incoming domestic traffic revenues at Combridge were due to strong increase in the wholesale voice sales volume. At Magyar Telekom Plc., the increase in revenues from mobile operators was mainly due to higher mobile-to-international traffic and favorable changes in foreign exchange rates. Higher revenue from other domestic fixed line operators at Makedonski Telekom relates to increased revenue from local loop unbundling and PSTN wholesale, partly offset by cancelled network access contracts for transit of international traffic with mobile operators. The increase in HUF terms was further intensified by favorable translation effect. These increases were mostly offset by the decrease in incoming traffic revenues from other domestic fixed line operators at Magyar Telekom Plc. resulting mainly from lower interconnection fees and decreased traffic. Lower incoming traffic revenues from mobile operators at Crnogorski Telekom derived from lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) in line with decreased traffic as Promonte has its own direct network with Telekom Serbia.

International incoming fixed line traffic revenues decreased in the first six months of 2009 as compared to the same period in 2008. The decrease in international incoming traffic revenues at Crnogorski Telekom was driven by the ceasing of transit traffic from Serbia as from April 2008 the transit traffic has been completely rerouted via direct link between Promonte and Telekom Serbia. Lower incoming international traffic revenue at Makedonski Telekom was mainly due to lower average SDR settlement rates and lower volume of traffic, partly compensated by higher MKD/SDR exchange rate. These decreases in local currencies were mitigated by the favorable changes in foreign exchange rates.

Internet revenues of the fixed line operations decreased to HUF 28.2 bn in the first half of 2009 compared to HUF 30.3 bn in the same period of 2008. In Hungary, DSL connections slightly increased year over year, while Cablenet customer base has been increasing continuously in a market environment characterized by strong competition. The number of

DSL connections grew to 634,143 by June 30, 2009 (from 626,577 a year earlier), while Cablenet customer base reached 141,193 at the end of June 2009 with a 23.1% increase year over year. Magyar Telekom Plc. accounted for an estimated 56% retail DSL market share and an approximately 17% cable broadband market share at June 30, 2009. The volume increases could not fully compensate the effect of lower prices forced by fierce competition. Since the rebranding in September 2008, the number of T-Home double- and triple-play packages has been increasing resulting in further decrease in tariffs. In Hungary, lower advertisement revenues affected by economic crisis also contributed to the decrease in Internet revenues. These decreases were somewhat compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 15.9 bn in the first six months of 2009 compared to HUF 14.5 bn in the same period of 2008. Higher revenues at Crnogorski Telekom resulted mainly from higher number of leased line customers and increased Global Internet Access (“GIA”) wholesale broadband revenues. The increase in Makedonski Telekom’s broadband data revenues was attributable to the increased number of domestic leased line customers and new contracts for digital leased lines, partly offset by the decline in broadband leased lines with VIP (the third largest operator in the Macedonian mobile market). The favorable translation effect at our foreign subsidiaries also contributed to the increase.

TV revenues amounted to HUF 11.1 bn in the first half of 2009 as compared to HUF 9.5 bn in the same period of 2008. The increase is mainly due to the growth in IPTV revenues as the IPTV subscriber base has been increasing both in Hungary and at our foreign subsidiaries. In Hungary, the satellite TV service introduced in November 2008 also contributed to the increase in TV revenues and the number of satellite TV customers reached 87,748 at June 30, 2009. These increases were partly offset by lower Cable TV revenues driven by decreased average revenue per user (“ARPU”) and slightly lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 18.4% for the six months ended June 30, 2009 compared to the same period in 2008. The decline in equipment revenues relates primarily to lower revenues at Combridge in connection with sale of network in April 2008. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems and phonesets and higher sales volume of trade goods and TV sets. ADSL modem wholesale also decreased at HQ. Lower telecommunications equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. These decreases were partially compensated by higher equipment sale revenue at CBU in line with higher sales volume of personal computers (LaptopNet campaign) in the first half of 2009.

Other fixed line revenues decreased by 21.4% in the first half of 2009 compared to last year’s same period. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The decrease partly resulted from lower other revenues at EPT due to decreased number of contact center contracts in the financial sector and lower revenues from market research. At ABCD, the decrease refers to lower revenues from telephone book publishing. The decline at Combridge also contributed to the decrease in other fixed line revenues.

Revenues from mobile telecommunications services amounted to HUF 158.9 bn for the six months ended June 30, 2009 compared to HUF 159.9 bn for the same period in 2008 (a 0.7% decrease). The small decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), mostly offset by higher non-voice revenues at TMH as well as higher voice revenues at our foreign mobile subsidiaries strongly affected by favorable movements of foreign exchange rates.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 119.3 bn in the first six months of 2009. At TMH, the positive effects of higher customer base and higher outgoing MOU could not fully compensate the decline in voice-retail revenues resulting from much lower per minute fees forced by strong competition. The significant decrease in voice-wholesale revenues reflects decreased termination fees and lower incoming MOU, while declining roaming revenues show primarily the decrease in roaming usage, and to a lesser extent, the impact of EU roaming regulation. Besides favorable foreign exchange movements, the increase at T-Mobile Macedonia (“T-Mobile MK”) was mainly due to higher voice-retail revenues resulting from higher average customer base and higher MOU, partly offset by decrease in average per minute fees and lower subscription fees.

TMH’s blended average usage per customer per month measured in MOU remained stable and stood at 152 minutes in the first half of 2009. TMH’s monthly ARPU decreased by 10.5% from HUF 4,104 in the first six months of 2008 to HUF 3,674 for the same period in 2009, mainly as a result of lower average per minute fees forced by strong competition as well as lower termination and roaming rates.

Mobile penetration reached 118.6% in Hungary and TMH accounts for 44.2% market share in the highly competitive mobile market at June 30, 2009 based on the total number of SIM cards. TMH’s customer base increased by 3.4% year over year. The proportion of postpaid customers increased to 40.8% at June 30, 2009 from 37.3% a year earlier.

Higher voice-retail revenues at T-Mobile MK were affected by higher average number of mobile customers and higher MOU, partly offset by lower per minute rates. The increase in subscription fee revenues reflects the considerable increase in the postpaid customer base, partly offset by lower subscription fees. The number of T-Mobile MK customers increased by 10.9% and reached 1,387,183 at June 30, 2009. T-Mobile MK’s average usage per customer per month measured in MOU increased by 3.3% from 90 minutes in the first half of 2008 to 93 minutes in the same period of 2009. At T-Mobile Crna Gora (“T-Mobile CG”), the small increase in voice-retail revenues resulted from the weakening of HUF against EUR.

Voice-wholesale traffic revenues amounted to HUF 20.7 bn in the first six months of 2009 compared to HUF 22.6 bn in the same period of 2008. Lower voice-wholesale revenues at TMH were attributable to the 15% decrease in termination rates from January 2009 and lower incoming MOU. This decrease was only partly compensated by higher interconnection revenues at T-Mobile MK deriving predominantly from favorable exchange rate movements. In addition, higher voice-wholesale revenues resulted from higher Virtual Network Operator (“VNO”) wholesale revenues from national roaming based on the agreement with VIP due to higher incoming traffic in line with its larger subscriber base. Revenues from other fixed line operators also increased at T-Mobile MK. Despite of increased incoming international traffic from the Macedonian mobile operators due to their enlarged subscriber base, wholesale revenues from mobile operators showed a decrease reflecting lower interconnection fees applied from August 2008. At T-Mobile CG, the growth resulted mainly from favorable exchange rate movements as well as increased SMS and MMS interconnection fees, partially offset by decreased volume of traffic.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by mobile Internet, partly offset by lower messaging revenues. Non-voice revenues already represent 18.6% of total ARPU in the first half of 2009. By the end of June 2009, TMH had 311,650 mobile broadband customers and accounted for 49.0% market share in the mobile broadband market. At T-Mobile MK, the increase resulted from expanding mobile Internet and content services usage as well as higher number of SMSs.

Mobile equipment and activation revenues showed a 5.9% decrease in the first six months of 2009 compared to the same period last year mainly due to decreased gross additions to customer base at TMH, partly offset by higher average handset prices. Average acquisition cost per gross additions increased by 44.4% from HUF 5,675 in the first six months of 2008 to HUF 8,192 in the same period of 2009.

System Integration (“SI”) and IT revenues increased from HUF 20.0 bn in the first half of 2008 to HUF 21.9 bn in the same period of 2009 as a result of higher outsourcing revenues at BBU (predominantly due to a one-off sale of assets in a finance lease transaction) and also driven by increased application revenues, partly offset by lower infrastructure and prime contracting revenues.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 35.2 bn in the first six months of 2009 compared to HUF 38.6 bn in the same period of 2008 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 2009 and also by lower volume of traffic.

The cost of telecommunications equipment in the first six months of 2009 amounted to HUF 17.7 bn compared to HUF 18.4 bn in the same period of 2008. The decrease is mainly due to the release of a provision after terminating the POP loyalty program, cost of sale of network at Combridge in April 2008 and lower number of ADSL modems sold on a wholesale basis.

Payments to agents and other subcontractors increased by 10.6% in the first six months of 2009 compared to the same period in 2008. The increase mainly refers to higher SI/IT-related payments at BBU parallel with higher SI/IT revenues in the first half of 2009. Increase in content and TV-related payments was mostly due to broadcast and royalty fee paid by CBU in connection with satellite TV service in 2009.

Employee-related expenses in the first six months of 2009 amounted to HUF 48.2 bn compared to HUF 48.5 bn in the same period of 2008 (a decrease of 0.6%). The small decrease in employee-related expenses was mainly attributable to lower expenses at Makedonski Telekom due to severance payments in June 2008 to employees leaving the company in connection with the voluntary headcount reduction program. This decrease was partly offset by higher average wages at Crnogorski Telekom. At Magyar Telekom Plc, employee-related expenses increased as a result of the higher average employee number (due to the insourcing of rented workforce) and a 5.6% wage increase from April

1, 2009. The group headcount number increased from 10,559 on June 30, 2008 to 10,809 on June 30, 2009.

Depreciation and amortization decreased by 8.4% to HUF 51.0 bn in the first half of 2009 from HUF 55.6 bn in the same period of 2008. Lower amount of depreciation is mainly driven by the decrease at Magyar Telekom Plc. due to change in the useful life of a number of assets during 2008.

Other net operating expenses remained stable year over year and amounted to HUF 64.9 bn in the first half of 2009. Other operating expenses - net include HUF 18.1 bn materials and maintenance expenses, HUF 17.8 bn service fees, HUF 7.3 bn marketing expenses, HUF 7.9 bn fees and levies, HUF 5.9 bn consultancy and HUF 7.9 bn other expenses in the first six months in 2009. Lower other operating income in 2009 at Makedonski Telekom was due to the sale of its fully owned subsidiary, Montmak in February 2008. Higher other net operating expenses at HQ reflect lower gain on the sale of buildings in the first half of 2009. Higher materials and maintenance cost was driven mainly by higher price of energy. These increases were offset by the significant drop in marketing expenses at CBU relating less intensive advertising activities and the considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction at ABCD in 2009. At TBU, lower material and maintenance expenses as well as decreased other service fees also mitigated the increase in other net operating expenses.

Operating Profit

Operating margin for the six months ended June 30, 2008 was 26.4%, while operating margin for the same period in 2009 was 25.0%. The decrease is due to the fact that while total revenues declined by 4.5%, total operating expenses decreased only by 2.7% (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 15.3 bn in the first half of 2009 compared to HUF 12.5 bn in the same period of 2008. Net financial expenses increased mainly due to higher interest paid by Magyar Telekom Plc. due to increased average interest rate and higher average amount of loans. Lower net foreign exchange gain accounted in the first half of 2009 at Magyar Telekom Plc. driven by the weakening of HUF against EUR also increased net financial expenses. These increases were partly compensated by higher interest income on bank deposits at Magyar Telekom Plc. and also at our Macedonian subsidiaries.

Net financial expenses included HUF 0.5 bn net foreign exchange gain, HUF 17.4 bn interest expense, HUF 2.4 bn other financial expenses and HUF 4.0 bn interest and other financial income in the first half of 2009.

Share of associates’ profits

Share of associates’ profits amounted to HUF -141 million for the six months ended June 30, 2009 compared to HUF 545 million for the same period in 2008 reflecting lower results of M-RTL.

Income tax

Income tax expense decreased from HUF 16.9 bn in the first half of 2008 to HUF 11.4 bn in the same period of 2009 primarily resulting from lower tax expenses in Macedonia as a result of the change in tax law and due to exchange rate change effects as well as acceleration of tax depreciation at our Hungarian operations.

Minority interests

Minority interests in the first half of 2009 increased significantly by 38.5% compared to the same period of 2008 and amounted to HUF 8.6 bn. The increase is mainly due to the higher results of Makedonski Telekom and T-Mobile MK.

Analysis of group cashflow

Net cash generated from operating activities decreased by 13.3% compared to the first six months of 2008 and amounted to HUF 89,008 million in the first half of 2009 mainly due to lower EBITDA.

Net cash used in investing activities amounted to HUF 59,887 million in the first half of 2009, while it was HUF 43,334 million for the same period in 2008. This considerable increase in cash outflow is mainly due increase in the investments in tangible and intangible assets (mainly satellite TV) and the change in other financial assets (short term deposits).

Net cash used in financing activities amounted to HUF 44,922 million in the first six months of 2009 compared to HUF 41,141 million in the same period of 2008 due to higher dividend paid, partly offset by higher net amount of loan received in 2009.

Analysis of segment results

The sum of the financial results of the segments presented below does not equal to the group financial results because of intersegment eliminations and because not all of the Group’s subsidiaries have been assigned to reportable segments.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group’s financial statements.

CBU

The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

HUF millions	6 months ended June 30, 2008	6 months ended June 30, 2009	Change (%)
Voice revenues	47,127	39,974	(15.2)
Internet revenues	16,550	15,137	(8.5)
TV revenues	9,235	10,409	12.7
Other fixed line and SI/IT revenues	1,770	1,439	(18.7)
Total fixed line and SI/IT revenues	74,682	66,959	(10.3)

Voice revenues	75,264	71,371	(5.2)
Non-voice revenue	12,956	13,878	7.1
Other mobile revenues	7,762	7,287	(6.1)
Total mobile revenues	95,982	92,536	(3.6)

Total revenues	170,664	159,495	(6.5)

EBITDA	100,680	92,161	(8.5)
Operating profit	96,608	87,893	(9.0)
Investments in tangible and intangible assets	3,978	15,008	277.3

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

Revenues in CBU decreased by 6.5% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV and mobile non-voice revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower F2M outgoing traffic revenues driven by the reversal of the HUF 3.1 bn provision booked on F2M termination fees in June 2008. In addition, outgoing domestic and international traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. Lower subscription revenues resulted from the decrease in the average number of fixed lines.

Internet revenues decreased by 8.5% in the first six months of 2009 compared to the same period last year mainly driven by lower broadband revenues as the increase in subscriber base could only partly counterbalance the effect of lower prices forced by fierce competition mainly from cable and mobile operators.

The decreases in fixed line voice and Internet revenues were somewhat compensated by higher TV revenues which on the one hand resulted from higher IPTV revenues driven by larger customer base and, on the other hand, from the successful introduction of satellite TV service in November 2008. The number of IPTV customers increased by more than 180% by June 30, 2009 compared to a year earlier and satellite TV customer base increased to 87,748 by the end of June 2009. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer number.

Mobile voice revenues decreased by 5.2% year over year partly due to lower voice-wholesale revenues driven by the decrease in termination fees from January 1, 2009 and lower incoming minutes. Since increased average customer base could not compensate the decrease in tariff levels, voice-retail traffic revenues also declined. Lower roaming revenues reflect decreased traffic and also the impact of roaming fee regulation in the European Union. Other mobile revenues decreased as a result of lower equipment revenues due to lower new additions to customers, partly compensated by higher average handset prices. These decreases were slightly compensated by the increase in non-voice revenues driven by higher access revenues in line with wider usage of mobile Internet.

Operating profit of the CBU decreased by 9.0%. While total revenues decreased by 6.5%, operating expenses declined only by 3.3% owing to lower voice-related payments, lower other net operating expenses, somewhat offset by higher payments to agents and other subcontractors. The significant increase in investments in tangible and intangible assets is mainly due to the increase in satellite TV service, and, to a lesser extent, to the higher purchase prices of assets resulting from the weakening of the HUF.

BBU

Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	6 months ended June 30, 2008	6 months ended June 30, 2009	Change (%)
Voice revenues	18,935	12,237	(35.4)
Other fixed line revenues	13,283	12,965	(2.4)
Total fixed line revenues	32,218	25,202	(21.8)

Voice revenues	24,178	22,015	(8.9)
Non-voice revenue	5,952	6,561	10.2
Other mobile revenues	4,920	4,631	(5.9)
Total mobile revenues	35,050	33,207	(5.3)

SI/IT revenues	20,946	26,122	24.7

Total revenues	88,214	84,531	(4.2)

EBITDA	49,063	40,023	(18.4)
Operating profit	45,765	37,136	(18.9)
Investments in tangible and intangible assets	3,658	1,607	(56.1)

Total revenues of BBU Business Unit decreased by 4.2% in the first half of 2009 as compared to the same period last year primarily driven by lower fixed line and mobile voice revenues, offset by higher SI/IT revenues to a large extent.

Fixed line voice-retail revenues decreased mainly as a consequence of the reversal of the HUF 5.4 bn F2M provision in June 2008. Besides this, declining outgoing domestic and international traffic revenues reflect the erosion both in the customer base and traffic. Lower subscription fee revenues were in line with decreased average number of fixed lines.

Mobile voice revenues decreased by 8.9% year over year due to lower voice-retail revenues as a result of significantly lower average per minute fee, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect decreased traffic and also the regulation impact on wholesale interconnection fees. These decreases were partly offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The considerable increase in SI/IT revenues resulted primarily from higher infrastructure and outsourcing revenues.

While total revenues of BBU decreased by 4.2%, operating expenses increased by 11.7% year over year resulting in 18.9% lower operating profit. Operating expenses increased mainly due to higher SI/IT-related payments in line with higher SI/IT revenues.

HQ

The Group Headquarters (“HQ”) is responsible for

i)                                         headquarter functions (management and support);

ii)                                      wholesale services;

iii)                                   shared services (back-office and non-core shared services within the company);

iv)                                  our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	6 months ended June 30, 2008	6 months ended June 30, 2009	Change (%)
Voice-wholesale revenues	10,837	9,252	(14.6)
Other fixed line and SI/IT revenues	19,663	18,216	(7.4)
Total fixed line and SI/IT revenues	30,500	27,468	(9.9)

Voice-wholesale revenues	37,602	32,419	(13.8)
Other revenues	7,454	6,545	(12.2)
Total mobile revenues	45,056	38,964	(13.5)

Total revenues	75,556	66,432	(12.1)

EBITDA	(6,793)	(9,229)	35.9
Operating profit	(11,800)	(13,145)	11.4
Investments in tangible and intangible assets	1,513	664	(56.1)

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of HQ.

Wholesale revenues (both fixed line and mobile) at HQ include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the HQ include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of HQ dropped by 12.1% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2009 and lower interconnection fees from April 26, 2008. In case of fixed line revenues, the wholesale traffic decreased as well. These negative effects were partly mitigated by favorable foreign exchange movements in case of the international incoming revenues.

Other fixed line revenues include mainly wholesale Internet, data and other revenues. Wholesale Internet revenues decreased due to price decreases of xDSL lines and lower gross additions, while data revenues increased as a result of higher number of international leased lines sold as well as favorable foreign exchange effect. Other fixed line revenues declined also due to higher revenues at Combridge in the first half of 2008.

Operating expenses decreased by 8.9% mainly due to lower voice-related payments in line with lower voice-wholesale revenues. The decrease was mitigated by higher gains from real estate sales in the first half of 2008. The decrease in total revenues was higher than the decrease in operating expenses and this resulted in higher operating loss in the first half of 2009.

Technology Business Unit

Technology Business Unit (“TBU”) performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	6 months ended June 30, 2008	6 months ended June 30, 2009	Change (%)
Total revenues	5,272	5,326	1.0

EBITDA	(24,127)	(22,485)	(6.8)
Operating profit	(58,163)	(50,741)	(12.8)
Investments in tangible and intangible assets	23,332	25,345	8.6

The Technology Business Unit derives its revenues mainly from

i)                                         network operations services provided to DT;

ii)                                      provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

iii)                                   provision of IT support, network maintenance and consulting services to subsidiaries;

iv)                                  network construction and maintenance services to external parties.

TBU is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant operating loss for this segment.

Depreciation represents about half of the operating expenses of TBU. Other significant expense types include employee-related expenses, maintenance costs of telecommunications equipments, IT support expenses (including license costs) and concession fees.

Operating expenses of the Technology Business Unit significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower depreciation and amortization as a consequence of the change in the useful life of a number of assets during 2008. Lower material and maintenance expenses as well as lower other service fees also favorably affected operating results in the first six months of 2009.

Macedonia

HUF millions	6 months ended June 30, 2008	6 months ended June 30, 2009	Change (%)
Total fixed line and SI/IT revenues	18,586	19,403	4.4

Total mobile revenues	18,989	22,897	20.6

Total revenues	37,575	42,300	12.6

EBITDA	20,118	23,852	18.6
Operating profit	14,079	16,974	20.6
Investments in tangible and intangible assets	4,883	4,978	1.9

The result of our Macedonian operations in HUF terms was strongly affected by the weakening of HUF against MKD by 14.0% on average year over year. Total revenues increased mostly as a result of higher revenues of T-Mobile MK.

Fixed line voice revenues decreased in MKD terms mainly as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. Higher Internet revenues were boosted by much higher DSL connections reaching 113,374 at June 30, 2009 as compared to 77,156 a year earlier. The increase in data revenues was owing to higher number of domestic leased line contracts and new digital leased lines.

Total revenues of T-Mobile MK increased mainly due to higher voice-retail revenues resulting from higher average customer base and increased MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 10.9% to 1,387,183 by June 30, 2009. T-Mobile MK had a 58.7% share in the Macedonian mobile market and mobile penetration was 112.3% at the end of June 2009. Higher voice-wholesale and non-voice revenues also positively affected total mobile revenues.

Total operating expenses of our Macedonian operations increased by 7.8% deriving mainly from higher other net operating expenses (sale of Montmak in February 2008), higher depreciation and amortization as well as increased cost of equipment (higher mobile gross additions and increased average cost of handsets). These increases were partly compensated by lower employee-related expenses driven by severance payments in June 2008.

Montenegro

HUF millions	6 months ended June 30, 2008	6 months ended June 30, 2009	Change (%)
Total fixed line and SI/IT revenues	8,429	9,097	7.9

Total mobile revenues	7,367	7,773	5.5

Total revenues	15,796	16,870	6.8

EBITDA	5,237	5,734	9.5
Operating profit	2,507	2,363	(5.7)
Investments in tangible and intangible assets	1,266	1,404	10.9

Total results of the Montenegrin operations were positively affected by the favorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-wholesale revenues relating to the ceasing of traffic from Promonte and lower voice-retail revenues due to significantly lower outgoing traffic and loss of lines as a consequence of mobile substitution. These decreases were only partially offset by higher TV revenues (enlarged IPTV subscriber base), higher Internet revenues (increased DSL connections) as well as increase in data revenues (higher number of leased line customers).

While in EUR terms T-Mobile CG’s revenues decreased, the above mentioned weakening of HUF against EUR had positive effect on the revenues in HUF terms. In EUR terms, the decrease in average per minute fees and in MOU was only partially compensated by higher average RPC. Higher wholesale revenues resulted from increased SMS and MMS interconnection fees, partly compensated by lower traffic. Visitor revenues declined as a consequence of significant decrease in visitor minutes.

Operating profit showed a 5.7% decrease in the first half of 2009 compared to the same period last year as the increase in operating expenses was higher than the increase in total revenues. The growth in operating expenses was primarily due to higher employee-related expenses and higher depreciation and amortization.

Significant events between the end of the quarter and the publishing of the “Interim management report”

On July 28, 2009 Magyar Telekom announced that, following his election as Chairman of the Hungarian Financial Supervisory Authority and in line with the relevant rules on conflict of interest, Dr. Ádám Farkas, member of the Supervisory Board and Chairman of the Audit Committee of Magyar Telekom, resigned from his positions in the Supervisory Board and Audit Committee, effective as of July 30, 2009. At the extraordinary meeting of the Audit Committee held on July 27, 2009, the Committee elected Dr. János Illéssy from amongst its members to replace Dr. Ádám Farkas as Chairman.

With the effect of July 30, 2009, Ms. Éva Őz, employee representative, also resigned her membership from the Supervisory Board so that the composition of the Supervisory Board continues to comply with the requirements on independence as set forth in the relevant laws.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, August 6, 2009

Business Report of Magyar Telekom

for the six months ended June 30, 2009

Introduction

All significant financial and non-financial operational statistical figures, the analysis of our results for the first six months of 2009 and the subsequent events between the end of the quarter and the release of the report are included in our “Interim Management Report” filed together with this Business Report. This Business Report covers all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of June 30, 2009, the share capital of Magyar Telekom Plc. was HUF 104,274,561,500, consisting of 1,042,745,615 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,438,581	59.21
Publicly traded	423,803,493	40.65
Treasury shares	1,503,541	0.14
	1,042,745,615	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. If the General Meeting decides to override a resolution of the Board of Directors, such shareholders resolution shall be binding only if a three-quarter majority of the votes of the shareholders that are present vote in favor of such a resolution. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The consent of the shareholders holding at least a simple majority of the outstanding voting stock of the Company shall be required to approve the acquisition, directly or indirectly, of the shares of the Company which, on a cumulative basis, would result in any person, or persons acting in concert, holding 10% or more, directly or indirectly, of the outstanding voting stock of the Company.

In the event of transfer of shares the new shareholder shall ask for registering as shareholder in the Shareholders’ Register. The shareholder shall provide evidence to the registrar that he acquired the shares in accordance with the conditions set forth in the Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence or statement that such a person is obliged to submit in accordance with the Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors. Only shareholders registered in the Company’s register may exercise shareholder rights vis-a-vis the Company. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On June 30, 2009, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. István Földesi	International business consultant	2003
Dr. Mihály Gálik	Professor and Head of the Marketing and Media Department of the Corvinus University	2006
Wolfgang Hetlinger	T-Systems Austria, International Operations & Services, Vice President Central Eastern Europe	2009
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in South Eastern Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Mechthilde Maier	Senior Vice President Corporate Diversity Management at Deutsche Telekom	2009
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Member of the Board of Management, T-Com/T-Home (Division of Deutsche Telekom AG)	2003
Dr. Stephen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On June 30, 2009, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology and IT Officer	2007
István Papp	Chief Operating Officer, Business Services BU	2007
Róbert Pataki	Chief Operating Officer, Alternative Businesses and Corporate Development BU, Strategy Director	2009
Éva Somorjai	Chief Human Resources Officer	2007
János Winkler	Chief Operating Officer, Consumer Services BU	2006

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Works Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On June 30, 2009, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Attila Csizmadia	Ministry of Finance, Chief Counsellor	2003
Dr. Ádám Farkas (1)		2005
Dr. János Illéssy	Adjunct Associate Professor at the Business School of Central European University	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
István Koszorú	Chairman of Magyar Telekom’s Central Workers’ Council	2007
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Éva Őz (2)	Controlling manager, Group Controlling Directorate, Magyar Telekom	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Zsoltné Varga	Business Process Manager of the Customer Care Directorate at Magyar Telekom	2008
György Varju	Chairman of the Workers’ Council at Technical Services, member of the Central Workers’ Council	2005

(1)     Resigned from his position with effect of July 30, 2009. He has been appointed Chairman of the Board of the Hungarian Financial Supervisory Authority on June 29, 2009 by the Hungarian Parliament.

(2)     Resigned from her position with effect of July 30, 2009.

Compensation of Directors, Officers and Employees

For the six months ended June 30, 2009, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 6.6 million.

For the six months ended June 30, 2009, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 23.0 million.

For the six months ended June 30, 2009, the aggregate compensation of the members of the Management Committee was HUF 793 million.

One of the Management Committee members has an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months. Employment contracts with our management employees contain special provisions providing for entitlements after termination of employment; therefore, the amount of severance is higher than the amount required by the applicable provisions of the Labor Code.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors of Magyar Telekom approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website: (http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents).

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to Section 6.2. (g) of our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected at the Annual General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association  (section 6.2. (a)) unless otherwise provided by law.

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•             Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

•             We shall bring about a performance based company culture, for which we shall improve our performance management system.

•             In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•             We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•             We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•             We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Group’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Both in its selection processes and during the career of its employees at the company, Magyar Telekom is committed to ensure for its employees equal opportunities independently from age, gender, ethnicity, religious or political conviction, and sexual orientation. In hiring labour a special attention is paid to granting possibilities to its own employees in the first place, through either horizontal or vertical advancement: this is the FreeJob system (a data base of vacant positions accessible only to Magyar Telekom Plc. employees) accompanied by a regulation for 30 days being reserved for an exclusively internal search. The company operates an Induction Program to effectively help the accommodation of colleagues selected for the position.

Both management succession and development of professionals are key aims in the area of advancement and talent management, for which Magyar Telekom operates several, target-specific talent management programs.

Magyar Telekom pays special attention to the high level of the employees’ occupational safety and provides them the conditions of safe work and a working environment, which does not harm health.

Magyar Telekom puts a major emphasis on taking care of departing employees: several solutions have been developed to provide for benevolent outplacement and to reduce the number of one-sided terminations. Using the wealth of alternative forms of employment is accompanied by an outplacement system called Chance program to help departing employees find a new employment. The program provides training and helps departing employees’ reintegration in the labour market.

Research and development

Research and development (“R&D”) activities within Magyar Telekom are coordinated through the body established by the ABCD Business Unit. This body, called the R&D Committee (the “Committee”), ensures that R&D activities originated and conducted within the organizational umbrella of Magyar Telekom are performed in accordance with the goals of the Company, without undue overlapping of scopes and with appropriate funding. To this end, the Committee convenes regularly in order to discuss and decide about the approval of individual R&D proposals, initiated and executed within a project framework by the respective Business Units. During the first half of 2009, the Committee reviewed 94 proposals, out of which 68 have been approved, accounting for a total investment of HUF 39 million.

We are a founder member of the Mobility & Multimedia Cluster, a group of Hungarian companies, many of them being local subsidiaries of well-known multinational companies and universities. The aim of the cluster is to integrate the fragmented R&D capabilities of Hungarian companies into a more synergistic structure ultimately aiming at enhancing the global competitiveness of the Hungarian economy.

Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,400, out of which approximately 22 percent are owned by the Company, 39 percent is jointly owned and 36 percent is leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have approximately 3,000 base stations, of which 10 percent is owned by Magyar Telekom Plc. and 90 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of June 30, 2009 was approximately 673,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of 34,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties. In the first half of 2009, Magyar Telekom Plc. sold 7 smaller properties with a total area of 1,600 m2.

Environment protection

The Management Committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets and liabilities. Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Magyar Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with leading Hungarian financial institutions and DTAG.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfilment annually. The Group treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Magyar Telekom is exposed to interest and foreign exchange rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008 the Group is exposed to foreign exchange (“FX”) risk in case of FX denominated financial instruments to a higher degree. In order to mitigate this risk, Magyar Telekom has minimized its foreign currency risk on foreign currency denominated receivables and obligations through hedging transactions.

The FX exposure of Magyar Telekom is therefore mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from and payments to international telecommunications carriers as well as (iii) capital expenditure contracted with vendors in foreign currency.

At the Company, major non-derivative monetary financial instruments (liquid assets, receivables, debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or in line with currency hedging policy so that the effects of FX rate movements offset each other. FX rate fluctuations therefore have no significant effects on profit or loss, or shareholders’ equity.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. FX rate fluctuations therefore have no significant effect on profit or loss, or equity.

The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries) exceed its foreign currency denominated liabilities, therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group.

(b) Interest rate risk

Magyar Telekom is exposed to financial market risk primarily through interest rate fluctuations. This is due to the fact that changing HUF interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the variable rate instruments. As the vast majority of debt portfolio is denominated in HUF, the Group is exposed almost exclusively to HUF interest rate fluctuations for its financial liabilities. To control interest rate risk, a combination of fixed and floating rate debt is used within the HUF portfolio.

(c) Other price risk

As of June 30, 2009, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2010. Despite the fact that this has not been formulized in a contract, it can be considered as a “quasi shelf facility”.

3. Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be effectuated by adjusting the amount of dividends paid to shareholders, returning capital to shareholders by capital reductions, selling or buying back own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Minority interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is far in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of DT in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•             Our operations (both in Hungary and abroad) are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•             We are subject to more intense competition due to the liberalization of the telecommunications sector;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

In addition, the value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

Our business depends on general economic conditions in Hungary and abroad. There are many factors, which are outside of our control that influence global and regional economies. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which would adversely affect our revenues directly and, in turn, slow the development of new services and applications that could become future revenue sources.

We are closely monitoring the impact of the recent volatility in the global credit and equity markets and its effects on the financial position and performance of the Company. The fiscal policy restrictions aimed at reducing Hungary’s reliance on external financing have substantially increased the risk of an outright recession; in line with this, analysts have significantly scaled back their Gross Domestic Product expectations for 2009. We therefore expect further pressure on the demand for telecommunications services both in the fixed and mobile segment through lower household disposable income as well as fewer orders from business customers and the public section. As a consequence of the declining demand we assume a higher churn rate in voice and broadband services than expected. Furthermore we predict an increase in bad debt ratio both in residential and corporate customer segment. Due to the fiscal policy restrictions we expect cost cuttings in government segment, which could influence our revenues through (i) postponing government developments/projects and (ii) decreasing telecommunications spending. Recent difficulties in the tourism sector might have a negative impact on roaming revenues of our mobile operation. We also estimate a drop in advertisement revenues of our online business.

In addition, our businesses in Macedonia and Montenegro are also influenced by similar impacts.

We may also experience higher financing costs in the future. On the other hand, our financial position is strong thanks to the Company’s solid cash flow and strong balance sheet. The majority of our loans have a fixed interest rate and the average maturity of the loans is around three years. Although we do not have substantial facility expiring until the fourth quarter of 2009, we have access to DT’s financial pool which further decreases Magyar Telekom’s refinancing risk. This not only reduces Magyar Telekom’s exposure to the current financial crisis, but also allows us to exploit the opportunities that may arise from this situation, in particular lower asset prices in respect of potential acquisition targets.

At this stage it is quite uncertain for how long this volatility will last and what its overall effects will be on our results of operations and financial conditions.

Outlook

The telecommunications industry is undergoing major changes globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., mobility and ease of use, 3Play solutions), competition and regulation (i.e., low barriers to entry, new business models).

To adapt to these changes in the market, Magyar Telekom introduced a new management and organizational structure in 2008 in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. We also integrated our fixed line operation in one brand - T-Home. In 2009, we will continue to exploit integration and group synergies to allow the company to continue to cope successfully with intensifying market competition.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where Magyar Telekom is present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

Despite the restrictive government measures and negative business environment we expect that our core business units will be able to continue to generate strong cash flows.

We have identified several risk factors which may affect our business in the future including changes in the regulatory environment, in competition, and in the foreign exchange rates.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCATV providers. To mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2009 and in the years after, having additional negative impact on our fixed line revenue streams.

As the leading broadband provider in Hungary, we are committed to accelerating growth in country-wide broadband penetration by applying a multi-access cost-efficient approach.

We aim to move towards content and media businesses to support traditional access services build new revenue streams and exploit new revenue sources. We are combining our product portfolio in order to provide all services for every customer demand on every platform (three-screen approach), where all customer screens (computer, mobile, TV) are provided by Magyar Telekom.

In Macedonia, competition has been increasing and reinforcing in the fixed line segment, especially with the entrance of Cosmofon in the Macedonian fixed line market in June 2008. Revenues will also be negatively affected by the regulation and liberalization of all telecommunications market segments. Broadband and IPTV growth can only slow the decline down.

Crnogorski Telekom’s wholesale business suffers and faces difficulties in the near future. As a consequence of the future introduction of cost-based pricing by the Montenegrin Telecommunications Agency, national fixed termination rates and international fixed and mobile termination rates are expected to be decreased.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability results has a dilutive effect on the profitability both on fixed line segment and Magyar Telekom Group level.

In the mobile operations, market penetration in Hungary is saturated, and we expect lower growth rates due to a smaller number of potential new subscribers. This trend is partly offset by the migration of prepaid customers to postpaid packages and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In December 2008, the NCA enforced the regulation for mobile termination fee decrease within the networks of all three Hungarian mobile operators in three steps, starting from January 2009 until December 2010, by approximately 40 percent compared to current rates.

The government of Macedonia approved Austrian Mobilkom’s bid to become the country’s third mobile operator at the beginning of 2007. In line with the license rules, the new operator “VIP” launched services in September 2007. The entry of VIP into the market resulted in increased competition on Macedonian mobile market. As a result of intensified competition, we do not expect growth in mobile revenues in Macedonia.

As the winner of the first 3G public tender published in November 2007, Cosmofon started offering mobile services supported by 3G technology in August 2008. In December 2008, T-Mobile Macedonia also was granted the right to use UMTS frequency blocks for 10 years. The license fee amounted to EUR 10 million and was paid in December 2008.

In the Montenegrin market, the new entrant - Telekom Serbia - started a rush expansion and has already grabbed 27 percent market share by end of June 2009. We expect the very sharp competition to continue in the Montenegrin mobile market.

Expenses

In line with our strategy, we plan to improve our internal operational efficiency in all business segments. In order to focus more on the total labor cost and not solely on headcount number and employee-related expenses, we introduced a Total Workforce Management system from the beginning of 2009. The system enables us to increase the flexibility and efficiency with which all human resource-related expenses are managed, including contracted or rented employees as well as outsourcing and entrepreneurial contracts.

Though decreasing termination fees result in lower interconnection revenues, this effect is partially offset by decreasing outpayment costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, high above the inflation level. We expect energy prices will remain high in 2009, impacting us negatively.

Total investments in tangible and intangible assets

The Company renewed its mobile concession contract for use of the 900 MHz frequency band that had expired on November 4, 2008 for an additional term of seven and a half years, as agreed with the Hungarian Government. At the same time, the Company agreed to carry out large-scale investment projects to further increase mobile broadband coverage. In addition to the payment of the HUF 10 billion concession fee in 2007, Magyar Telekom agreed with the Government to spend at least HUF 20 billion in 2008 and 2009 on further increasing mobile broadband coverage in Hungary.

We aimed at and succeeded in achieving the total investments in tangible and intangible assets to sales ratio to around 15 percent in 2008 without non-cash items and the fees paid for the 3G license in Macedonia. We aim to maintain the absolute 2008 level in 2009, despite the weakening Hungarian currency. This flat level also includes the investments in the fibre roll-out program announced earlier.

According to our strategic directions we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking for further value-creating acquisition and investment targets with even larger scale.

Budapest, August 6, 2009.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: August 6, 2009